EXHIBIT 99.2

Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2016	2017	2016	2017

Voyage revenue	$358,055	$311,815	$118,256	$101,274
Accrued charter revenue (1)	$(4,894)	$(8,452)	$(2,827)	$(2,853)
Voyage revenue adjusted on a cash basis (2)	$353,161	$303,363	$115,429	$98,421

Adjusted Net Income available to common stockholders (3)	$92,081	$58,525	$28,122	$17,176
Weighted Average number of shares	75,814,641	98,123,877	76,486,847	106,528,748
Adjusted Earnings per share (3)	$1.21	$0.60	$0.37	$0.16

Net Income	$92,710	$70,206	$20,672	$24,143
Net Income available to common stockholders	$76,913	$54,409	$15,348	$18,819
Weighted Average number of shares	75,814,641	98,123,877	76,486,847	106,528,748
Earnings per share	$1.01	$0.55	$0.20	$0.18

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and nine-month periods ended September 30, 2017 and 2016. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2016	2017	2016	2017

Net Income	$92,710	$70,206	$20,672	$24,143
Earnings allocated to Preferred Stock	(15,797)	(15,797)	(5,324)	(5,324)
Net Income available to common stockholders	76,913	54,409	15,348	18,819
Accrued charter revenue	(4,894)	(8,452)	(2,827)	(2,853)
General and administrative expenses – non-cash component	4,114	3,002	1,368	924
Amortization of prepaid lease rentals, net	4,579	6,375	2,102	2,055
Realized Gain on Euro/USD forward contracts (1)	(898)	(682)	(220)	(501)
(Gain) / Loss on sale / disposals of vessels (1)	4,440	4,856	4,440	(1,514)
Non-recurring, non-cash write-off of loan deferred financing costs	586	-	586	-
Swap breakage cost	9,404	-	9,404	-
(Gain) / Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(2,163)	(983)	(2,079)	246
Adjusted Net Income available to common stockholders	$92,081	$58,525	$28,122	$17,176
Adjusted Earnings per Share	$1.21	$0.60	$0.37	$0.16
Weighted average number of shares	75,814,641	98,123,877	76,486,847	106,528,748

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized gain on Euro/USD forward contracts, (gain) / loss on sale / disposal of vessels, non-recurring, non-cash write-off of loan deferred financing costs, swap breakage cost, general and administrative expenses - non-cash component, amortization of prepaid lease rentals, net and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income are reflected as deductions to Adjusted Net Income. Charges negatively impacting Net Income are reflected as increases to Adjusted Net Income.

Results of Operations

Three-month period ended September 30, 2017 compared to the three-month period ended September 30, 2016

During the three-month periods ended September 30, 2017 and 2016, we had an average of 53.5 and 53.4 vessels, respectively, in our fleet. In the three-month period ended September 30, 2017 we sold the container vessels Mandraki and the Mykonos with an aggregate capacity of 9,656 TEU. In the three-month period ended September 30, 2016, we sold the 3,351 TEU vessel Karmen. In the three-month periods ended September 30, 2017 and 2016, our fleet ownership days totaled 4,922 and 4,912 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Three-month period ended September 30,			Percentage
except percentages)	2016	2017	Change	Change

Voyage revenue	$118.3	$101.3	$(17.0)	(14.4%)
Voyage expenses	(0.4)	(0.4)	-	-
Voyage expenses – related parties	(0.9)	(0.8)	(0.1)	(11.1%)
Vessels’ operating expenses	(27.2)	(26.0)	(1.2)	(4.4%)
General and administrative expenses	(1.4)	(1.5)	0.1	7.1%
Management fees – related parties	(4.9)	(5.0)	0.1	2.0%
General and administrative expenses - non-cash component	(1.4)	(0.9)	(0.5)	(35.7%)
Amortization of dry-docking and special survey costs	(2.0)	(1.9)	(0.1)	(5.0%)
Depreciation	(25.2)	(24.2)	(1.0)	(4.0%)
Amortization of prepaid lease rentals, net	(2.1)	(2.0)	(0.1)	(4.8%)
Gain / (Loss) on sale / disposal of vessels	(4.4)	1.5	5.9	n.m.
Foreign exchange losses	(0.1)	-	(0.1)	(100.0%)
Interest income	0.4	0.8	0.4	100.0%
Interest and finance costs	(18.4)	(18.0)	(0.4)	(2.2%)
Swap breakage cost	(9.4)	-	(9.4)	(100.0%)
Equity gain / (loss) on investments	(0.1)	1.6	1.7	n.m.
Other	-	(0.1)	0.1	n.m.
Loss on derivative instruments	(0.1)	(0.3)	0.2	200.0%
Net Income	$20.7	$24.1

(Expressed in millions of U.S. dollars,	Three-month period ended September 30,			Percentage
except percentages)	2016	2017	Change	Change

Voyage revenue	$118.3	$101.3	$(17.0)	(14.4%)
Accrued charter revenue	(2.8)	(2.9)	0.1	3.6%
Voyage revenue adjusted on a cash basis	$115.5	$98.4	$(17.1)	(14.8%)

Vessels’ operational data	Three-month period ended September 30,			Percentage
	2016	2017	Change	Change

Average number of vessels	53.4	53.5	0.1	0.2%
Ownership days	4,912	4,922	10	0.2%
Number of vessels under dry-docking	-	1	1

Voyage Revenue

Voyage revenue decreased by 14.4%, or $17.0 million, to $101.3 million during the three-month period ended September 30, 2017, from $118.3 million during the three-month period ended September 30, 2016. The decrease is mainly attributable to decreased charter rates for certain of our vessels and revenue not earned by five vessels sold for demolition (one vessel in August 2016 and four vessels during the nine-month period ended September 30, 2017) which was partly offset by revenue earned by three secondhand vessels acquired during the second quarter of 2017.

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 14.8%, or $17.1 million, to $98.4 million during the three-month period ended September 30, 2017, from $115.5 million during the three-month period ended September 30, 2016. Accrued charter revenue for the three-month periods ended September 30, 2017 and 2016, amounted to $2.9 million and $2.8 million, respectively.

Voyage Expenses

Voyage expenses were $0.4 million for each of the three-month periods ended September 30, 2017 and 2016. Voyage expenses mainly include (i) off-hire expenses of our vessels, mostly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.8 million and $0.9 million during the three-month periods ended September 30, 2017 and 2016, respectively, represent fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. ("Costamare Shipping") and by Costamare Shipping Services Ltd. ("Costamare Services") pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015 (the “Framework Agreement”), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015 (the “Services Agreement”) and the individual ship-management agreements pertaining to each vessel.

Vessels’ Operating Expenses

Vessels' operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $26.0 million and $27.2 million during the three-month periods ended September 30, 2017 and 2016, respectively.

General and Administrative Expenses

General and administrative expenses were $1.5 million and $1.4 million during the three-month periods ended September 30, 2017 and 2016, respectively and both include $0.63 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement were $5.0 million during the three-month period ended September 30, 2017 and $4.9 million during the three-month period ended September 30, 2016.

General and administrative expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended September 30, 2017 amounted to $0.9 million, representing the value of the shares issued to Costamare Services on September 29, 2017, pursuant to the Services Agreement. For the three-month period ended September 30, 2016, the general and administrative expenses - non-cash component amounted to $1.4 million, representing the value of the shares issued to Costamare Services on September 30, 2016 pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $1.9 million and $2.0 million during the three-month periods ended September 30, 2017 and 2016, respectively. During the three-month period ended September 30, 2017, one vessel underwent and completed its special survey. During the three-month period ended September 30, 2016 no vessel underwent any special survey.

Depreciation

Depreciation expense decreased by 4.0% or $1.0 million, to $24.2 million during the three-month period ended September 30, 2017, from $25.2 million during the three-month period ended September 30, 2016. The decrease was mainly attributable to depreciation expense not charged during the three-month period ended September 30, 2017, due to the sale of five vessels during 2016 and the nine-month period ended September 30, 2017; partly offset by the depreciation charged during the three-month period ended September 30, 2017, due to the acquisition of three secondhand containerships.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $2.0 million during the three-month period ended September 30, 2017. Amortization of prepaid lease rentals, net was $2.1 million during the three-month period ended September 30, 2016.

Gain / (Loss) on sale / disposal of vessels

During the three-month period ended September 30, 2017, we recorded a net gain of $1.5 million from the sale of two vessels, the Mykonos and the Mandraki (which was classified as asset held for sale as at June 30, 2017). During the three-month period ended September 30, 2016, we recorded a loss of $4.4 million from the sale of one vessel, the Karmen.

Foreign Exchange Losses

Foreign exchange losses were nil and $0.1 million during the three-month periods ended September 30, 2017 and 2016, respectively.

Interest Income

Interest income amounted to $0.8 million and $0.4 million for the three-month periods ended September 30, 2017 and 2016, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 2.2%, or $0.4 million, to $18.0 million during the three-month period ended September 30, 2017, from $18.4 million during the three-month period ended September 30, 2016. The decrease is partly attributable to the decreased average loan balance during the three-month period ended September 30, 2017 compared to the three-month period ended September 30, 2016.

Swaps Breakage Cost

During the three-month period ended September 30, 2016, we terminated one interest rate derivative instrument that qualified for hedge accounting and we paid the counterparty breakage costs of $9.4 million.

Equity Gain / (Loss) on Investments

During the three-month period ended September 30, 2017, we recorded an equity gain on investments of $1.6 million representing our share of the net gain of 18 jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 (the “Framework Deed”), between the Company and a wholly-owned subsidiary on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”) on the other hand.  During the three-month period ended September 30, 2016, we recorded an equity loss on investments of $0.1 million. The increase is mainly attributable to the income generated by certain newbuild vessels that were delivered from the shipyard during 2016 and commenced their charters; partly off-set by losses related to certain newbuild vessels that were delivered in 2016 and 2017 and commenced their commercial operations in the second quarter of 2017. We hold a range of 25% to 49% of the capital stock of the companies jointly owned pursuant to the Framework Deed.

Loss on Derivative Instruments

The fair value of our 17 interest rate derivative instruments which were outstanding as of September 30, 2017 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2017, the fair value of these 17 interest rate derivative instruments in aggregate amounted to a liability of $4.1 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in "Other Comprehensive Income" ("OCI") while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended September 30, 2017, a net gain of $3.4 million has been included in OCI.

Cash Flows
Three-month periods ended September 30, 2017 and 2016

Condensed cash flows	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2016	2017
Net Cash Provided by Operating Activities	$49.8	$48.0
Net Cash Provided by / (Used in) Investing Activities	$(16.9)	$16.0
Net Cash Used in Financing Activities	$(25.9)	$(66.5)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2017, decreased by $1.8 million to $48.0 million, compared to $49.8 million for the three-month period ended September 30, 2016. The decrease is mainly attributable to the decreased cash from operations of $17.0 million; partly off-set by decreased payments for interest (including swap payments) during the period of $6.8 million and the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $3.3 million.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $16.0 million in the three-month period ended September 30, 2017. This amount includes $17.0 million we received from the sale of two vessels and of $1.0 million in payments for working capital injected into certain entities pursuant to the Framework Deed.

Net cash used in investing activities was $16.9 million in the three-month period ended September 30, 2016, which mainly consisted of $20.4 million (net of $0.3 million we received as dividend distributions) in advance payments for the construction of five newbuild vessels, working capital injection in certain entities pursuant to the Framework Deed and $3.6 million in proceeds we received from the sale of one vessel.

Net Cash Used in Financing Activities

Net cash used in financing activities was $66.5 million in the three-month period ended September 30, 2017, which mainly consisted of (a) $75.2 million payments relating to our credit facilities and to our sale and leaseback transactions, (b) $17.6 million that we drew down from one of our credit facilities, (c)  $4.8 million we paid for dividends to holders of our common stock for the second quarter of 2017 and (d) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock"), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock ("Series C Preferred Stock") and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock"), for the period from April 15, 2017 to July 14, 2017.

Net cash used in financing activities was $25.9 million in the three-month period ended September 30, 2016, which mainly consisted of (a) $49.5 million of indebtedness that we repaid, (b) $7.2 million we repaid relating to our sale and leaseback agreements, (c) $110.8 million we paid for the prepayment of two of our credit facilities, (d) $151.8 million we received in connection with the sale and leaseback transaction concluded for two of our vessels, (e) $7.5 million we paid for dividends to holders of our common stock for the second quarter of 2016 and (g) $1.0 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock and $2.2 million we paid for dividends to holders of our Series D Preferred Stock, for the period from April 15, 2016 to July 14, 2016.

Nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2016

During the nine-month periods ended September 30, 2017 and 2016, we had an average of 52.7 and 53.8 vessels, respectively, in our fleet. In the nine-month period ended September 30, 2017, we accepted delivery of the secondhand containerships Leonidio, Kyparissia and Maersk Kowloon with an aggregate capacity of 17,385 TEU and we sold the container vessels Romanos, Marina, Mandraki and  Mykonos with an aggregate capacity of 18,057 TEU. In the nine-month period ended September 30, 2016, we sold the 3,351 TEU vessel Karmen. In the nine-month periods ended September 30, 2017 and 2016, our fleet ownership days totaled 14,378 and 14,740 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Nine-month period ended September 30,			Percentage
except percentages)	2016	2017	Change	Change

Voyage revenue	$358.1	$311.8	$(46.3)	(12.9%)
Voyage expenses	(1.5)	(2.0)	0.5	33.3%
Voyage expenses – related parties	(2.7)	(2.3)	(0.4)	(14.8%)
Vessels’ operating expenses	(79.6)	(76.9)	(2.7)	(3.4%)
General and administrative expenses	(4.3)	(4.3)	-	-
Management fees – related parties	(14.4)	(14.4)	-	-
General and administrative expenses - non-cash component	(4.1)	(3.0)	(1.1)	(26.8%)
Amortization of dry-docking and special survey costs	(5.9)	(5.8)	(0.1)	(1.7%)
Depreciation	(75.8)	(72.7)	(3.1)	(4.1%)
Amortization of prepaid lease rentals, net	(4.6)	(6.4)	1.8	39.1%
Loss on sale / disposal of vessels	(4.4)	(4.8)	0.4	9.1%
Foreign exchange losses	(0.3)	-	(0.3)	(100.0%)
Interest income	1.1	1.9	0.8	72.7%
Interest and finance costs	(55.1)	(53.3)	(1.8)	(3.3)%
Swaps breakage cost	(9.4)	-	(9.4)	(100.0%)
Equity gain / (loss) on investments	(0.5)	2.5	3.0	n.m.
Other	0.5	0.6	0.1	20.0%
Loss on derivative instruments	(4.4)	(0.7)	(3.7)	(84.1%)
Net Income	$92.7	$70.2

(Expressed in millions of U.S. dollars,	Nine-month period ended September 30,			Percentage
except percentages)	2016	2017	Change	Change

Voyage revenue	$358.1	$311.8	$(46.3)	(12.9%)
Accrued charter revenue	(4.9)	(8.5)	3.6	73.5%
Voyage revenue adjusted on a cash basis	$353.2	$303.3	$(49.9)	(14.1%)

Vessels’ operational data	Nine-month period ended September 30,			Percentage
	2016	2017	Change	Change

Average number of vessels	53.8	52.7	(1.1)	(2.0%)
Ownership days	14,740	14,378	(362)	(2.5%)
Number of vessels under dry-docking	6	4	(2)

Voyage Revenue

Voyage revenue decreased by 12.9%, or $46.3 million, to $311.8 million during the nine-month period ended September 30, 2017, from $358.1 million during the nine-month period ended September 30, 2016. The decrease is mainly attributable to (i) decreased charter rates for certain of our vessels, (ii) revenue not earned by five vessels sold for demolition (one vessel in August  2016 and four vessels during the nine-month period ended September 30, 2017) and (iii) revenue not earned due to decreased calendar days by one day during the nine-month period ended September 30, 2017 (273 calendar days) compared to the nine-month period ended September 30, 2016 (274 calendar days); partly offset by revenue earned by three secondhand vessels acquired during the second quarter of 2017 and decreased off-hire days of our fleet during the nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2016.

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 14.1%, or $49.9 million, to $303.3 million during the nine-month period ended September 30, 2017, from $353.2 million during the nine-month period ended September 30, 2016. Accrued charter revenue for the nine-month periods ended September 30, 2017 and 2016, amounted to $8.5 million and $4.9 million respectively.

Voyage Expenses

Voyage expenses were $2.0 million and $1.5 million, during the nine-month periods ended September 30, 2017 and 2016, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $2.3 million and $2.7 million during the nine-month periods ended September 30, 2017 and 2016, respectively, represent fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping and by Costamare Services pursuant to the Framework Agreement, the Services Agreement and the individual ship-management agreements pertaining to each vessel.

Vessels’ Operating Expenses

Vessels' operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 3.4%, or $2.7 million, to $76.9 million during the nine-month period ended September 30, 2017, from $79.6 million during the nine-month period ended September 30, 2016.

General and Administrative Expenses

General and administrative expenses were $4.3 million in each of the nine-month periods ended September 30, 2017 and 2016 and both include $1.9 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement were $14.4 million in each of the nine-month periods ended September 30, 2016 and 2017.

General and administrative expenses - non-cash component

General and administrative expenses - non-cash component for the nine-month period ended September 30, 2017 amounted to $3.0 million, representing the value of the shares issued to Costamare Services on March 30, 2017, June 30, 2017 and September 29, 2017, pursuant to the Services Agreement. For the nine-month period ended September 30, 2016, the general and administrative expenses - non-cash component amounted to $4.1 million, representing the value of the shares issued to Costamare Services on March 30, 2016, June 30, 2016 and September 30, 2016 pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $5.8 million and $5.9 million during the nine-month periods ended September 30, 2017 and 2016, respectively. During the nine-month period ended September 30, 2017, four vessels underwent and completed their special survey. During the nine-month period ended September 30, 2016 six vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 4.1% or $3.1 million, to $72.7 million during the nine-month period ended September 30, 2017, from $75.8 million during the nine-month period ended September 30, 2016. The decrease was mainly attributable (i) to decreased calendar days by one day during the nine-month period ended September 30, 2017 (273 calendar days) compared to the nine-month period ended September 30, 2016 (274 calendar days) and (ii) to depreciation expense not charged during the nine-month period ended September 30, 2017, due to the sale of five vessels during the period spanning from the third quarter of 2016 to the nine-month period ended September 30, 2017; partly offset by the depreciation charged on the three secondhand containerships acquired during the second quarter of 2017.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $6.4 million during the nine-month period ended September 30, 2017. Amortization of prepaid lease rentals, net was $4.6 million during the nine-month period ended September 30, 2016.

Loss on sale / disposal of vessels

During the nine-month period ended September 30, 2017, we recorded an aggregate net loss of $4.2 million from the sale of the vessels Marina, Mandraki and the Mykonos and a loss of $0.6 million from the sale of the vessel Romanos which was classified as Asset held for sale as at December 31, 2016. During the nine-month period ended September 30, 2016, we recorded a loss of $4.4 million from the sale of the vessel Karmen.

Foreign Exchange Losses

Foreign exchange losses were nil and $0.3 million during the nine-month periods ended September 30, 2017 and 2016, respectively.

Interest Income

Interest income amounted to $1.9 million and $1.1 million for the nine-month periods ended September 30, 2017 and 2016, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 3.3%, or $1.8 million, to $53.3 million during the nine-month period ended September 30, 2017, from $55.1 million during the nine-month period ended September 30, 2016. The decrease is partly attributable to the decreased average loan balance during the nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2016.

Swaps Breakage Cost

During the nine-month period ended September 30, 2016, we terminated one interest rate derivative instrument that qualified for hedge accounting and we paid the counterparty breakage costs of $9.4 million.

Equity Gain / (Loss) on Investments

During the nine-month period ended September 30, 2017 we recorded an equity gain on investments of $2.5 million representing our share of the net gain of 18 jointly owned companies pursuant to the Framework Deed. During the nine-month period ended September 30, 2016, we recorded an equity loss on investments of $0.5 million. The increase is mainly attributable to the income generated by certain newbuild vessels that were delivered from the shipyard during 2016 and immediately commenced their charters. We hold a range of 25% to 49% of the capital stock of the companies jointly owned pursuant to the Framework Deed.

Loss on Derivative Instruments

The fair value of our 17 interest rate derivative instruments which were outstanding as of September 30, 2017 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2017, the fair value of these 17 interest rate derivative instruments in aggregate amounted to a liability of $4.1 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the nine-month period ended September 30, 2017, a net gain of $8.5 million has been included in OCI and a net loss of $0.9 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the nine-month period ended September 30, 2017.

Cash Flows
Nine-month periods ended September 30, 2017 and 2016

Condensed cash flows	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars)	2016	2017
Net Cash Provided by Operating Activities	$169.5	$147.1
Net Cash Used in Investing Activities	$(31.1)	$(35.4)
Net Cash Used in Financing Activities	$(131.8)	$(84.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2017, decreased by $22.4 million to $147.1 million, compared to $169.5 million for the nine-month period ended September 30, 2016. The decrease is mainly attributable to the decreased cash from operations of $49.9 million; partly off-set by decreased payments for interest (including swap payments) during the period of $8.6 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $5.0 million and the decreased special survey costs of $3.1 million during the nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2016.

Net Cash Used in Investing Activities

Net cash used in investing activities was $35.4 million in the nine-month period ended September 30, 2017, which consisted of payments for the acquisition of three secondhand vessels and  payments for working capital injected into certain entities pursuant to the Framework Deed (net of dividend distributions we received); partly off-set by proceeds we received from the sale of four vessels.

Net cash used in investing activities was $31.1 million in the nine-month period ended September 30, 2016, which mainly consisted of (i) $32.1 million (net of $3.0 million we received as dividend distributions) in advance payments for the construction of seven newbuild vessels, the acquisition of a secondhand vessel and working capital injection in certain entities pursuant to the Framework Deed, (ii) $1.6 million in payments for upgrades to one of our vessels and (iii) $3.6 million proceeds we received from the sale of one vessel.

Net Cash Used in Financing Activities

Net cash used in financing activities was $84.2 million in the nine-month period ended September 30, 2017, which mainly consisted of (a) $91.7 million we received from our follow-on offering in May 2017, net of underwriting discounts and expenses incurred in the offering, (b) $150.8 million net payments relating to our credit facilities and to our sale and leaseback transactions, (c) $12.0 million we paid for dividends to holders of our common stock for the fourth quarter of 2016, the first quarter of 2017 and the second quarter of 2017 and (d) $2.9 million we paid for dividends to holders of our Series B Preferred Stock, $6.4 million we paid for dividends to holders of our Series C Preferred Stock and $6.6 million we paid for dividends to holders of our Series D Preferred Stock, for the periods from October 15, 2016 to January 14, 2017, January 15, 2017 to April 14, 2017 and April 15, 2017 to July 14, 2017.

Net cash used in financing activities was $131.8 million in the nine-month period ended September 30, 2016, which mainly consisted of (a) $142.1 million of indebtedness that we repaid, (b) $14.4 million we repaid relating to our sale and leaseback agreements, (c) $39.0 million that we drew down from one of our credit facilities, (d) $110.8 million we paid for the prepayment of two of our credit facilities, (e) $151.8 million we received in connection with the sale and leaseback transaction concluded for two of our vessels, (f) $51.3 million we paid for dividends to holders of our common stock for the fourth quarter of 2015 and the first and the second quarter of 2016 and (g) $2.9 million we paid for dividends to holders of our Series B Preferred Stock, $6.4 million we paid for dividends to holders of our Series C Preferred Stock and $6.6 million we paid for dividends to holders of our Series D Preferred Stock, in each case for each of the periods from October 15, 2015 to January 14, 2016, January 15, 2016 to April 14, 2016 and April 15, 2016 to July 14, 2016.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of September 30, 2017, we had a total cash liquidity of $233.7 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of October 24, 2017, the following vessels were free of debt.

Unencumbered Vessels
(Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
ELAFONISSOS (*)	1999	2,526
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Capital commitments

As of October 24, 2017, we had outstanding equity commitments relating to two contracted newbuilds aggregating approximately $2.1 million payable until the vessels are delivered in 2018. The amount represents our interest in the relevant jointly-owned entities under the Framework Deed.

Conference Call details:

On Wednesday, October 25, 2017 at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US). Please quote "Costamare". A replay of the conference call will be available until November 2, 2017. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10112768.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 43 years of history in the international shipping industry and a fleet of 70 containerships, with a total capacity of approximately 463,000 TEU, including two newbuild containerships to be delivered. Eighteen of our containerships, including two newbuilds on order, have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com

Fleet List
The tables below provide additional information, as of October 24, 2017, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)
1	TRITON(i)(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	CMA CGM	2016	11,010	(**)	August 2018
7	CAPE TAINARO(i)	(*)	2017	11,010	(***)	(*)
8	CAPE KORTIA(i)	Evergreen	2017	11,010	(**)	September 2018
9	CAPE SOUNIO(i)	(*)	2017	11,010	(***)	(*)
10	CAPE ARTEMISIO(i)	(*)	2017	11,010	(***)	(*)
11	COSCO GUANGZHOU	COSCO	2006	9,469	36,400	December 2017
12	COSCO NINGBO	COSCO	2006	9,469	36,400	January 2018
13	COSCO YANTIAN	COSCO	2006	9,469	36,400	February 2018
14	COSCO BEIJING	COSCO	2006	9,469	36,400	April 2018
15	COSCO HELLAS	COSCO	2006	9,469	37,519	May 2018
16	MSC AZOV(ii)	MSC	2014	9,403	43,000	December 2023
17	MSC AJACCIO(ii)	MSC	2014	9,403	43,000	February 2024
18	MSC AMALFI(ii)	MSC	2014	9,403	43,000	March 2024
19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2023
20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2023
21	VALOR	Evergreen	2013	8,827	41,700	April 2020(3)
22	VALUE	Evergreen	2013	8,827	41,700	April 2020(3)
23	VALIANT	Evergreen	2013	8,827	41,700	June 2020(3)
24	VALENCE	Evergreen	2013	8,827	41,700	July 2020(3)
25	VANTAGE	Evergreen	2013	8,827	41,700	September 2020(3)
26	NAVARINO	PIL	2010	8,531	9,000	November 2017
27	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
28	MAERSK KAWASAKI	Maersk	1997	7,403	14,000	November 2017(4)
29	MAERSK KURE	Maersk	1996	7,403	14,000	December 2017(4)
30	MAERSK KOKURA	Maersk	1997	7,403	14,000	December 2017(4)
31	MSC METHONI	MSC	2003	6,724	29,000	September 2021
32	SEALAND NEW YORK	Maersk	2000	6,648	26,100	March 2018
33	MAERSK KOBE	Maersk	2000	6,648	26,100	May 2018
34	SEALAND WASHINGTON	Maersk	2000	6,648	26,100	June 2018
35	SEALAND MICHIGAN	Maersk	2000	6,648	26,100	August 2018
36	SEALAND ILLINOIS	Maersk	2000	6,648	26,100	October 2018
37	MSC KOLKATA	Maersk	2003	6,644	26,100	November 2019
38	MSC KINGSTON	Maersk	2003	6,644	26,100	February 2020
39	MSC KALAMATA	Maersk	2003	6,644	26,100	April 2020
40	VENETIKO	Hapag Lloyd	2003	5,928	6,600	November 2017
41	ENSENADA (i)	PIL	2001	5,576	6,950	November 2017
42	ZIM NEW YORK	ZIM	2002	4,992	8,401	September 2018(5)
43	ZIM SHANGHAI	ZIM	2002	4,992	8,401	September 2018(5)
44	PIRAEUS	(*)	2004	4,992	(*)	January 2018
45	LEONIDIO(ii)	Maersk	2014	4,957	14,200(6)	December 2024
46	KYPARISSIA(ii)	Maersk	2014	4,957	14,200(7)	November 2024
47	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8,800(8)	February 2019
48	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8,800(8)	February 2019
49	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8,800(8)	February 2019
50	ULSAN	ZIM	2002	4,132	7,600(9)	January 2018
51	MSC KORONI	MSC	1998	3,842	13,500	September 2018
52	ITEA	ACL	1998	3,842	8,000	January 2018
53	LAKONIA	Evergreen	2004	2,586	5,800	November 2017
54	ELAFONISOS(i)	MSC	1999	2,526	6,200	February 2018
55	AREOPOLIS	Evergreen	2000	2,474	8,300	November 2017
56	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
57	MESSINI	Evergreen	1997	2,458	8,300	January 2018
58	MSC REUNION	MSC	1992	2,024	6,800	July 2018
59	MSC NAMIBIA II	MSC	1991	2,023	6,800	July 2018
60	MSC SIERRA II	MSC	1991	2,023	6,800	June 2018
61	MSC PYLOS	MSC	1991	2,020	6,000	January 2018
62	PADMA(i)	Evergreen	1998	1,645	6,800	December 2017
63	NEAPOLIS	Evergreen	2000	1,645	6,900	November 2017
64	ARKADIA(i)	Evergreen	2001	1,550	7,800	January 2018
65	PROSPER	Sea Consortium	1996	1,504	7,500(10)	January 2018
66	ZAGORA	MSC	1995	1,162	6,500	May 2018
67	PETALIDI(i)	CMA CGM	1994	1,162	6,400	November 2017
68	LUEBECK	United Africa Feeder Line	2001	1,078	6,950(11)	December 2017

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(2)
1	YZJ1206(i) (ii)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q1 2018
2	YZJ1207 (i) (ii)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q2 2018

(1) Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2) Based on latest shipyard production schedule, subject to change.
(3) Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate
(4) Based on an agreement with the charterers, the vessels will be redelivered to the Company earlier than the original redelivery date, which was in December 2017 for Maersk Kure and Maersk Kawasaki and February 2018 for Maersk Kokura. Charterers had options to employ each of the vessels for an additional period of up to six months, commencing on May 7, 2017, June 6, 2017 and June 18, 2017 for Maersk Kawasaki, Maersk Kokura and Maersk Kure, respectively, which they have exercised. From the aforementioned dates the daily hire rate was set at $10,500 per day per vessel for the first two months and $14,000 per day per vessel thereafter. The expiration dates shown above, are the new earliest redelivery dates.
(5) The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2017 the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this third optional year has been determined at $8,401 per day.
(6) This charter rate will start on December 7, 2017. From delivery of the vessel until December 7, 2017, the charter rate will be $6,000 per day.
(7) This charter rate will start on November 24, 2017. From delivery of the vessel until November 24, 2017, the charter rate will be $6,000 per day.
(8) This charter rate will start on January 1, 2018. Until then charter rate will be $5,500 per day.
(9) This charter rate will start on November 9, 2017. Vessel has just completed its scheduled Drydock.
(10) This charter rate will start on October 26, 2017. Until then charter rate will be $6,750 per day.
(11) This charter rate will start on October 25, 2017. Until then charter rate will be $7,000 per day.

(i) Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(ii) Denotes vessels subject to a sale and leaseback transaction

(*) Denotes charterers identity and/or current daily charter rates and/or charter expiration dates which are treated as confidential.
(**) Vessel’s daily charter rate is in the mid-twenty thousands of dollars.
(***) Denotes newbuild vessels chartered for periods of up to 13 months on average and at an average rate of about $18,000 per day.

COSTAMARE INC.
Consolidated Statements of Income

	Nine-months ended September 30,		Three-months ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2016	2017	2016	2017

REVENUES:
Voyage revenue	$358,055	$311,815	$118,256	$101,274

EXPENSES:
Voyage expenses	(1,456)	(2,025)	(416)	(452)
Voyage expenses – related parties	(2,686)	(2,339)	(888)	(760)
Vessels' operating expenses	(79,648)	(76,875)	(27,189)	(26,028)
General and administrative expenses	(4,311)	(4,321)	(1,443)	(1,517)
Management fees - related parties	(14,441)	(14,355)	(4,871)	(4,968)
General and administrative expenses – non-cash component	(4,114)	(3,002)	(1,368)	(924)
Amortization of dry-docking and special survey costs	(5,937)	(5,780)	(1,997)	(1,869)
Depreciation	(75,786)	(72,677)	(25,217)	(24,162)
Amortization of prepaid lease rentals, net	(4,579)	(6,375)	(2,102)	(2,055)
Gain / (Loss) on sale / disposal of vessels	(4,440)	(4,856)	(4,440)	1,514
Foreign exchange gains / (losses)	(334)	32	(105)	1
Operating income	$160,323	$119,242	$48,220	$40,054

OTHER INCOME / (EXPENSES):
Interest income	$1,140	$1,869	$403	$753
Interest and finance costs	(55,090)	(53,300)	(18,414)	(17,962)
Swap breakage cost	(9,404)	-	(9,404)	-
Equity gain / (loss) on investments	(460)	2,532	(55)	1,645
Other	551	545	13	(61)
Loss on derivative instruments	(4,350)	(682)	(91)	(286)
Total other income / (expenses)	$(67,613)	$(49,036)	$(27,548)	$(15,911)
Net Income	$92,710	$70,206	$20,672	$24,143
Earnings allocated to Preferred Stock	(15,797)	(15,797)	(5,324)	(5,324)
Net Income available to common stockholders	$76,913	$54,409	$15,348	$18,819

Earnings per common share, basic and diluted	$1.01	$0.55	$0.20	$0.18
Weighted average number of shares, basic and diluted	75,814,641	98,123,877	76,486,847	106,528,748

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of September 30,
(Expressed in thousands of U.S. dollars)	2016	2017
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$164,898	$192,465
Restricted cash	6,882	6,076
Accounts receivable	971	3,896
Inventories	11,415	9,824
Due from related parties	3,447	5,622
Fair value of derivatives	-	101
Insurance claims receivable	2,886	1,719
Prepaid lease rentals	8,752	8,752
Asset held for sale	6,256	-
Accrued charter revenue	408	288
Prepayments and other	3,914	4,147
Total current assets	$209,829	$232,890
FIXED ASSETS, NET:
Capital leased assets	$384,872	$419,134
Vessels, net	1,688,285	1,614,898
Total fixed assets, net	$2,073,157	$2,034,032
NON-CURRENT ASSETS:
Equity method investments	$153,126	$163,414
Prepaid lease rentals, non-current	51,670	45,124
Deferred charges, net	20,367	17,381
Accounts receivable, non-current	1,575	1,725
Restricted cash	38,783	35,138
Fair value of derivatives, non-current	762	2,873
Accrued charter revenue	185	-
Other non-current assets	8,970	9,307
Total assets	$2,558,424	$2,541,884
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$198,277	$167,874
Accounts payable	3,848	4,590
Due to related parties	191	193
Capital lease obligations	29,059	32,533
Accrued liabilities	11,109	11,088
Unearned revenue	19,668	18,060
Fair value of derivatives	16,161	6,995
Other current liabilities	1,673	1,696
Total current liabilities	$279,986	$243,029
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$856,330	$718,372
Capital lease obligations, net of current portion	331,196	347,683
Unearned revenue, net of current portion	16,488	12,856
Total non-current liabilities	$1,204,014	$1,078,911
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	9	11
Additional paid-in capital	1,057,423	1,168,849
Retained earnings	31,416	57,023
Accumulated other comprehensive loss	(14,424)	(5,939)
Total stockholders’ equity	$1,074,424	$1,219,944
Total liabilities and stockholders’ equity	$2,558,424	$2,541,884